THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                         _______________


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No. _____)*


                    Nu Skin Asia Pacific, Inc.
                         (Name of Issuer)


                       Class A Common Stock
                  (Title of Class of Securities)


                           67018T-10-5
                         (CUSIP Number)




Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




  1   NAME OF REPORTING PERSON

                          R. Craig Bryson
                          Kathleen D. Bryson

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                        (b)  X


  3   SEC USE ONLY


  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           R. Craig Bryson:    United States of America
           Kathleen D. Bryson: United States of America


                   5   SOLE VOTING POWER
   NUMBER OF
     SHARES            R. Craig Bryson:  -0-
  BENEFICIALLY         Kathleen D. Bryson:  -0-
    OWNED BY
                   6   SHARED VOTING POWER
      EACH
   REPORTING           R. Craig Bryson: 5,000,736**SEE ITEM 4
  PERSON WITH          Kathleen D. Bryson:  5,000,736

                   7   SOLE DISPOSITIVE POWER

                       R. Craig Bryson:  -0-
                       Kathleen D. Bryson:  -0-

                   8   SHARED DISPOSITIVE POWER

                       4,925,736**SEE ITEM 4

                       R. Craig Bryson: 5,000,736**SEE ITEM 4
                       Kathleen D. Bryson: 5,000,736*SEE ITEM 4


  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           R. Craig Bryson:    5,000,736**SEE ITEM 4
           Kathleen D. Bryson: 5,000,736**SEE ITEM 4

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                    [__]


 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           R. Craig Bryson:    27.1%**SEE ITEM 4
           Kathleen D. Bryson: 27.1%**SEE ITEM 4

 12   TYPE OF REPORTING PERSON

           R. Craig Bryson:  IN
           Kathleen D. Bryson:  IN




                           SCHEDULE 13G
                      CUSIP No. 67018T-10-5

Item 1(a).     Name of Issuer:

               The name of the Issuer is Nu Skin Asia Pacific,
               Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive office is 75 West Center Street; Provo, Utah
               84601.

Item 2(a).     Name of Person Filing:

               This report is being filed by R. Craig Bryson and Kathleen D. Bryson (referred to individually by name and collectively as the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

               The address of the Reporting Persons' principal business office is 75 West Center Street; Provo,
               Utah 84601.

Item 2(c).     Citizenship:

               The Reporting Persons are both citizens of the United States of America.

Item 2(d).     Title of Class of Securities:

               This report covers the Issuer's Class A Common
               Stock, par value $.001 per share (the "Class A
               Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Class A Common Stock is
               67018T-10-5.

Item 3.        The Reporting Persons:  Not Applicable.

Item 4.        Ownership.

               R. Craig Bryson:

          (a) R. Craig Bryson beneficially owns or is deemed to beneficially own 5,000,736 shares of Common Stock as follows: -0- shares of the Class A Common Stock, and 5,000,736 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"). R. Craig Bryson disclaims beneficial ownership of the following: the 4,947,269 shares of Class B Common Stock held indirectly by him as a general partner of RCKASIA, Ltd., a Utah limited partnership; and the 75,000 shares of Class B Common Stock held indirectly by him as co-trustee of The Bryson Fixed Charitable Trust.

          (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Stockholders Agreement effective as of November 20, 1996 entered into by and among the Existing Stockholders (as defined therein) and the Issuer. Assuming conversion of all shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by him, R. Craig Bryson would beneficially own or be deemed to beneficially own 5,000,736 shares of Class A Common Stock, which would constitute 27.1% of the number of shares then outstanding Class A Common Stock.

               Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders, including the election of directors, and each share of Class B Common Stock entitles the holder to ten votes on each such matter. Assuming conversion of all outstanding 5,000,736 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by R. Craig Bryson, he would beneficially own or be deemed to beneficially own 5,000,736 shares of Class A Common Stock which would constitute 19.6% of the aggregate voting power of the Issuer.

               Assuming no conversion of outstanding shares of Class B Common Stock beneficially owned or deemed to be owned by R. Craig Bryson, he would beneficially own or be deemed to beneficially own 5,000,736 shares of Class B Common Stock which would constitute 6.8% of the aggregate voting power of the Issuer.

          (c)  (i)  Not applicable.

               (ii)  Assuming conversion of all outstanding
               5,000,736 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by R. Craig Bryson, with respect to which he shares voting power, R. Craig Bryson would share voting power over 5,000,736 shares of Class A Common Stock as follows: 4,925,736 shares of Class A Common Stock held indirectly as a general partner of RCKASIA, Ltd.; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of the Bryson Fixed Charitable Trust.

               (iii)  Not applicable.

               (iv)  Assuming conversion of all outstanding
               5,000,736 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by R. Craig Bryson, with respect to which he shares dispositive power, R. Craig Bryson shares dispositive power over 5,000,736 shares of Class B Common Stock as follows: 4,925,736 shares of Class A Common Stock held indirectly as a general partner of RCKASIA, Ltd.; and the 75,000 shares of Class A Common Stock held indirectly as a co-trustee of the Bryson Fixed Charitable Trust.

               Kathleen D. Bryson:

          (a) Kathleen D. Bryson beneficially owns or is deemed to beneficially own 5,000,736 shares of Common Stock as follows: -0- shares of Class A Common Stock and 5,000,736 shares of Class B Common Stock.

          (b) Assuming conversion of all shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kathleen D. Bryson, she would beneficially own or be deemed to beneficially own 5,000,736 shares of Class A Common Stock which would constitute 27.1% of the number of shares of outstanding Class A Common Stock.

               Assuming no conversion of the 5,000,736 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kathleen D. Bryson, she would beneficially own or be deemed to beneficially own 5,000,736 shares of Class B Common Stock which would constitute 24.6% of the aggregate voting power of the Issuer.

          (c)  (i)  Not applicable.

               (ii)  Assuming conversion of all outstanding
               5,000,736 shares of Class B Common Stock beneficially owned or deemed to beneficially owned by Kathleen D. Bryson, with respect to which she shares voting power, Kathleen D. Bryson would share voting power over 5,000,736 shares of Class A Common Stock as follows: 4,925,736 shares of Class A Common Stock held indirectly as a general RCKASIA, Ltd.; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust.

               (iii)  Not applicable.

               (iv)  Assuming conversion of all outstanding
               5,000,736 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she shares dispositive power, Kathleen D. Bryson shares dispositive power 5,000,736 shares of Class A Common Stock as follows: 4,925,736 shares of Class A Common Stock held as a general partner of RCKASIA, Ltd.; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of the Bryson Fixed Charitable Trust.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

               R. Craig Bryson and Kathleen D. Bryson are the general partners of RCKASIA, Ltd. and have the right to receive or the power to direct the receipt of dividends form, or the proceeds from the sale of the 4,925,736 shares of Class B Common Stock owned or deemed to be beneficially owned by RCKASIA, Ltd.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company.

               Not applicable.

Item 8. Identification and Classification of Members of the Group.

               The Reporting Persons are a party to a
               Stockholders Agreement (the "Stockholders
               Agreement"), effective as of November 20, 1996, among the parties listed on Exhibit A attached hereto. The Stockholders who are parties to the Stockholders Agreement have agreed to certain limitations on the transfer of Class B Common Stock. Additionally, each stockholder who is a party to the Stockholders Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class B Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who are not a party to the Stockholders Agreement, except in certain circumstances such as Transfers (as defined therein) permitted under the Stockholders Agreement, Transfers with the U.S. Securities and Exchange Commission or similar regulatory agency of a foreign jurisdiction or a Transfer in accordance with Rule 144 of the 1934 Securities Exchange Act pursuant to a registration statement filed.

               The Reporting Persons disclaim beneficial ownership of all shares of Class B Common Stock held by other parties to the Stockholders
               Agreement, except as otherwise reported in Item 4 of this Schedule 13G.

               The Reporting Persons are parties to a limited partnership agreement dated September 5, 1996 among the parties listed on Exhibit B hereto (the "Limited Partnership Agreement") pursuant to which the parties have formed RCKASIA, Ltd. As a limited partnership, RCKASIA, Ltd. holds 4,925,736 shares of Class B Common Stock.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              /s/ R. Craig Bryson
                              By:    R. Craig Bryson
                              Date:  February 12, 1997



                              /s/ Kathleen D. Bryson
                              By:    Kathleen D. Bryson
                              Date:  February 12, 1997




                            EXHIBIT A

          List of Parties to the Stockholders Agreement


Nu Skin Asia Pacific, Inc.

Blake M. Roney, (a) individually, (b) as General Partner for
BNASIA, Ltd., (c) as Trustee for The Blake M. and Nancy L. Roney
Foundation, (d) as Trustee for The S and K Lund Trust, and (e) as
Trustee for The B and D Roney Trust.

Nancy L. Roney, (a) as General Partner for BNASIA, Ltd. and
(b) as Trustee for The Blake M. and Nancy L. Roney Foundation.

BNASIA, Ltd.

The ALL R's Trust

The B & N Roney Trust

The WFA Trust

The Blake M. and Nancy L. Roney Foundation

B & N Rhino Company, L.C.

Nedra D. Roney, (a) individually and (b) as Trustee for The Nedra
Roney Foundation.

The MAR Trust

The NR Trust

The Nedra Roney Foundation

The Nedra Roney Fixed Charitable Trust

NR Rhino Company, L.C.

Rick Roney, (a) individually, and (b) as Trustee for The K and M
Roney Trust.

Burke Roney

Park Roney

Sandra N. Tillotson, (a) individually, (b) as Trustee for The
Sandra N. Tillotson Fixed Charitable Trust, (c) as Manager of CST
Rhino Company, L.C., and (d) as Trustee of The CST Trust.

The SNT Trust

The DVNM Trust

The CWN Trust

The DPN Trust

The GNT Trust

The LMB Trust

The Sandra N. Tillotson Fixed Charitable Trust

SNT Rhino Company, L.C.

Steven J. Lund, (a) individually, (b) as General Partner for SKASIA, Ltd., (c) as Trustee for The Steven J. and Kalleen Lund Foundation and (d) as Trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (e) as Trustee for The ALL R's Trust,
(f) as Trustee for the B & N Roney Trust, (g) as Trustee for The WFA Trust,(h) as Trustee for The C and K Trust, and (i) as President of Nu Skin Asia Pacific, Inc.

Kalleen Lund, (a) as General Partner of SKASIA, Ltd., (b) as
Trustee for The Steven J. and Kalleen Lund Foundation, and (c) as
Trustee for The Steven and Kalleen Lund Fixed Charitable Trust.

SKASIA, Ltd.

The S and K Lund Trust

The Steven J. and Kalleen Lund Foundation

The Steven and Kalleen Lund Fixed Charitable Trust

S & K Rhino Company, L.C.

Brooke B. Roney, (a) individually, (b) as General Partner of
BDASIA, Ltd., and (c) as Trustee for The Brooke Brennan and
Denise Renee Roney Foundation.

Denise R. Roney, (a) as General Partner of BDASIA, Ltd., and
(b) as Trustee for The Brooke Brennan and Denise Renee Roney
Foundation.

BDASIA, Ltd.

The B and D Roney Trust

The Brook Brennan and Denise Renee Roney Foundation

Kirk V. Roney, (a) individually, (b) as General Partner of
KMASIA, Ltd., and (c) as Trustee for The Kirk and Melanie Roney
Fixed Charitable Trust.

Melanie K. Roney, (a) as General Partner of KMASIA, Ltd., and
(b) as Trustee for The Kirk and Melanie Roney Fixed Charitable
Trust.

KMASIA, Ltd.

The K and M. Roney Trust

The Kirk and Melanie Roney Fixed Charitable Trust

K & M Rhino Company, L.C.

Keith R. Halls, (a) individually, (b) as Trustee for The MAR Trust, (c) as Trustee for The NR Trust, (d) as Trustee for The Nedra Roney Fixed Charitable Trust, (e) as General Partner for KAASIA, Ltd., (f) as Trustee for The Keith and Anna Lisa Halls Fixed Charitable Trust, (g) as Trustee for The Keith Ray and Anna Lisa Massaro Halls Foundation, and (h) as Manager of CKB Rhino Company, L.C.

Anna Lisa Massaro Halls, (a) as General Partner for KAASIA, Ltd.,
(b) as Trustee for The Keith and Anna Lisa Halls Fixed Charitable
Trust, and (c) as Trustee for The Keith Ray and Anna Lisa Massaro
Halls Foundation.

KAASIA, Ltd.

The K and A Halls Trust

The Halls Family Trust

The Keith and Anna Lisa Halls Fixed Charitable Trust

The Keith Ray and Anna Lisa Massaro Halls Foundation

K & A Rhino Company, L.C.

Craig S. Tillotson, (a) individually, (b) as Trustee for The
Craig S. Tillotson Fixed Charitable Trust, (c) as Manager of SNT
Rhino Company, L.C., (d) as Trustee for The DPN Trust, and (e) as
Trustee for The GNT Trust.

The CST Trust

The JS Trust

The JT Trust

The CB Trust

The CM Trust

The BCT Trust

The ST Trust

The NJR Trust

The RLS Trust

The RBZ Trust

The LB Trust

The Craig S. Tillotson Fixed Charitable Trust

CST Rhino Company, L.C.

R. Craig Bryson, (a) individually, (b) as General Partner for
RCKASIA, Ltd., (c) as Trustee for The Bryson Foundation and
(d) as Trustee for The Bryson Fixed Charitable Trust.

Kathleen D. Bryson, (a) as General Partner for RCKASIA, Ltd.,
(b) as Trustee for The Bryson Foundation and (c) as Trustee for
The Bryson Fixed Charitable Trust.

RCKASIA, Ltd.

The C and K Trust

The Bryson Foundation

The Bryson Fixed Charitable Trust

CKB Rhino Company, L.C.

Michael L. Halls, (a) as Trustee for The K and A Halls Trust, and
(b) as Trustee for The Halls Family Trust.

Craig F. McCullough, (a) as Manager of B & N Rhino Company, L.C.,
(b) as Manager of NR Rhino Company, L.C., (c) as Manger of S & K
Rhino Company, L.C., (d) as Manager of K & M Rhino Company, L.C., and (e) as Manager of K & A Rhino Company, L.C.

Robert L. Stayner as Independent Trustee of The Bryson Fixed
Charitable Trust.

Evan A. Schmutz, (a) as Trustee for The Nedra Roney Foundation, and (b) as Independent Trustee for The Nedra Roney Fixed
Charitable Trust.

Lee Brower, (a) as Trustee for The SNT Trust, (b) as Trustee for The DVNM Trust, (c) as Trustee for The CWN Trust, (d) as Trustee for The DPN Trust, (e) as Trustee for The GNT Trust, (f) as Trustee for The JS Trust, (g) as Trustee for The JT Trust, (h) as Trustee for The CB Trust, (i) as Trustee for the CM Trust, (j) as Trustee for The BCT Trust, (k) as Trustee for The ST Trust,
(l) as Trustee for The NJR Trust, (m) as Trustee for The RLS Trust, (o) as Trustee for The RBZ Trust, and (p) as Trustee for The Craig. S. Tillotson Fixed Charitable Trust.

Gregory N. Barrick, (a) as Trustee for The LMB Trust, and (b) as
Trustee for The LB Trust.

L.S. McCullough, (a) as Independent Trustee of The Sandra N.
Tillotson Fixed Charitable Trust, (b) as Independent Trustee for
The Steven and Kalleen Lund Fixed Charitable Trust, (c) as
Independent Trustee for The Kirk and Melanie Roney Fixed
Charitable trust, and (d) as Independent Trustee of The Keith and
Anna Lisa Halls Fixed Charitable Trust.



                            EXHIBIT B

                LIST OF PARTNERS IN RCKASIA, LTD.

R. Craig Bryson
Kathleen D. Bryson